SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: October 4, 2004	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

Release: October 1, 2004

CANADIAN PACIFIC RAILWAY AND NORFOLK SOUTHERN RAILWAY SEEK U.S. REGULATORY AUTHORITY FOR TRACKAGE RIGHTS ARRANGEMENTS

CALGARY — Canadian Pacific Railway (CPR) and Norfolk Southern Railway (NSR) today filed with the United States Surface Transportation Board (STB) seeking authority for trackage rights arrangements that will improve operational efficiency and enhance rail service in the U.S. Northeast.

The railways said today’s filings are an important milestone in implementing improvements that will benefit shippers in the Northeastern U.S. market. The filings arise from a series of transactions announced by CPR and NSR on June 30, 2004, involving trackage rights, freight haulage and yard services.

Under the filings, NSR is seeking STB authority for new trackage rights to operate its trains on CPR’s Delaware and Hudson Railway subsidiary between Saratoga Springs and Binghamton, N.Y. CPR is seeking STB authority to discontinue trackage rights under which the Delaware and Hudson Railway currently operates its trains on NSR track between Binghamton and Buffalo, N.Y.

Along with the trackage rights:

•	CPR will move NSR freight traffic between Rouses Point and Saratoga Springs under a freight haulage arrangement;

•	NSR will move CPR traffic between Buffalo and Binghamton under a freight haulage arrangement;

•	NSR will provide yard switching services for CPR freight cars in Buffalo; and

•	CPR will provide yard switching services for NSR freight cars in Binghamton.

The two railways also announced on June 30 that NSR would create a new route between Detroit and Chicago. The route, which is expected to be open in 2005, will be the shortest rail route between the two cities, providing CPR with a faster, lower-cost lane between two of North America’s biggest transportation hubs.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s Website at www.cpr.ca.

Norfolk Southern Railway operates 21,500 route miles in 22 states, the District of Columbia and Ontario, serving every major container port in the eastern United States and providing superior connections to western rail carriers. NSR operates the most extensive intermodal network in the East and is the nation’s largest rail carrier of automotive parts and finished vehicles. For more information, visit NSR’s Website at www.nscorp.com.

CPR contacts	Norfolk Southern contacts

Media Len Cocolicchio Tel.: (403) 319-7591 E-mail: len_cocolicchio@cpr.ca	Rudy Husband Tel.: (610) 567-3377 E-mail: rudy.husband@ns-direct.com

Investment Community Paul Bell Tel.: (403) 319-3591 E-mail: investor@cpr.ca	Leanne Marilley Tel.: (757) 629-2861 E-mail: leanne.marilley@nscorp.com